401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, Florida 33301

November 2, 2016

Mr. David L. Orlic

Special Counsel

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	BBX Capital Corporation

Schedule 13E-3

Filed by BBX Capital Corporation,

BFC Financial Corporation, BBX Merger Subsidiary LLC,

John E. Abdo, Jarett S. Levan, Seth M. Wise, Raymond S. Lopez, and

Alan B. Levan on August 24, 2016, as amended on September 30, 2016 and October 21, 2016

File No. 005-43699

BFC Financial Corporation

Registration Statement on Form S-4

Filed August 24, 2016, as amended on September 30, 2016 and October 21, 2016

File No. 333-213282

Dear Mr. Orlic:

We submit this letter in response to the oral comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received during a telephone conversation on November 2, 2016, with respect to the above-referenced Registration Statement on Form S-4, as amended (the “Registration Statement”), and Schedule 13E-3, as amended (the “Schedule 13E-3”). This letter also contains an effective date acceleration request for the Registration Statement.

Response to Staff Comment

For your convenience, we have summarized the comment from the Staff as we understand it in bold type and set forth our response below the comment.

Summary of Financial Presentation of Keefe, Bruyette & Woods, Inc…., page 57

1.	Please disclose the specific percentage of transaction or financing proceeds which would be payable to KBW’s affiliate in connection with the consummation of a future transaction or financing arrangement involving BFC’s subsidiary.

In response to the Staff’s comment, we propose to include in the definitive proxy statement/prospectus to be mailed to shareholders of BBX Capital Corporation and to be filed with the Commission pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended (the “Securities Act”), the disclosure set forth below. The revised disclosure responsive to the Staff’s comment has been italicized for your convenience.

“In addition to this present engagement, one of KBW’s investment banking affiliates has been engaged by an affiliate of BFC and BBX Capital to serve as financial advisor in connection with the evaluation of a potential transaction or financing involving a subsidiary of BFC, in each case, for which such KBW affiliate would, contingent upon the completion of such transaction, receive an advisory or placement agent fee generally equal to 0.66125% of the aggregate consideration received in the case of a sale (except that such advisory fee percentage is subject to increase to 1.235% in the case of any portion of aggregate consideration in excess of a specified threshold) or 1.4375% of the proceeds received in the case of a financing.”

Effective Date Acceleration Request

We have attempted to address the comments raised by the Staff regarding the Registration Statement and Schedule 13E-3. If the Staff’s comments have been adequately addressed and the Staff does not have any further comments at this time, BFC Financial Corporation (“BFC”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act, that the effectiveness of the Registration Statement be accelerated so that the Registration Statement becomes effective at 4:00 p.m., Eastern time, on November 4, 2016, or as soon thereafter as possible.

In connection with such request, BFC acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve BFC from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	BFC may not assert comments of the Staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please feel free to contact me at (954) 940-5448. Thank you for your assistance.

Sincerely,

/s/ Jarett S. Levan
Jarett S. Levan
Acting Chairman, Chief Executive Officer and President

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